Exhibit (e)(9)

REPLACEMENT SHARE GRANT NOTIFICATION

Personal & Confidential

UPI: [●]

Dear Sir or Madam,

In 2014, we had announced that we would grant stock-options to certain employees, including you. In the context of the public exchange offer launched by Nokia for Alcatel Lucent’s securities, we have decided to grant Alcatel Lucent free shares instead of stock-options, according to the ratio of one (1) Alcatel Lucent share in lieu of two (2) Alcatel Lucent stock-options (the “Replacement Share Grant”). Through this award, we want to recognize your contribution to the success of our company and fulfil the commitment made to you.

Alcatel Lucent shares grant ([A031[●]]):

Number of Alcatel Lucent shares granted:                                                          [●]

The acceptance of the Replacement Share Grant will become final only once you have complied with the acceptance process on the website https://alcatel-lucent.assets.voxaly.com/ (the “Acceptance Process”). The Replacement Share Grant shall become effective and final as of the date you complete the Acceptance Process. If you do not accept the grant by the last day of the initial offering period of the exchange offer launched by Nokia, your award will be forfeited.

By accepting this Replacement Share Grant, you hereby irrevocably and unconditionally give mandate to the Company to instruct Société Générale Securities Services, the administrator of this Replacement Share Grant, to sell the Alcatel Lucent shares granted to you upon this Replacement Share Grant between the date of the final results of the initial offering period (excluded) and (i) the second French trading day preceding the last day of the reopened offering period of the exchange offer (included) launched by Nokia in accordance with Article 232-4 of the AMF General Regulation or, if there is no subsequent offering period, (ii) the squeeze-out (included) launched in accordance with articles 237-14 et seq of the AMF General Regulation, and to transfer to you the sale price resulting from such sale, minus the applicable commission and trading fees and, in the jurisdictions where applicable, the relevant local withholding taxes or charges. Such mandate is deemed to be a power of attorney entered into in the interests of all the Parties (mandat d’intérêt commun).

The sale price referred to above will be equal to the volume weighted average market sale price of all Alcatel Lucent shares sold by Société Générale Securities Service (the administrator of the plans) during the sale period for all the relevant beneficiaries pursuant to (i) the acceleration mechanisms including, for the stock options acceleration mechanism, the Alcatel Lucent shares resulting from the undertaking to exercise the relevant vested stock options, and (ii) this Replacement Share Grant.

The sale period referred to above refers to the period from the date of publication of the final results of the initial offer (excluded) to (i) the second French trading day preceding the last day of the subsequent offering period (included) or, if there is no subsequent offering period, (ii) the squeeze-out (included).

The Replacement Share Grant is not subject to any performance conditions, vesting or lock-up period. Nevertheless, the Replacement Share Grant is subject to a presence condition pursuant to which you must maintain your position as employee or corporate officer of Alcatel Lucent or a company controlled by Alcatel Lucent pursuant to Article L. 233-16 of the French Commercial Code until the last day of the initial offering period of the exchange offer. Also, the Replacement Share Grant will be implemented only if Nokia shareholders approve the resolutions required to implement the public exchange offer and Nokia reaches the success threshold, i.e. the ownership by Nokia, on the date of settlement of the initial public exchange offer, of more than 50% of the Alcatel Lucent shares on a fully diluted basis (or, if such condition is waived by Nokia in its sole discretion, more than 50% of the share capital or voting rights of Alcatel Lucent in accordance with Article 231-9-I of the AMF General Regulation).

You irrevocably undertake not to, or not to attempt to, sell your Company Shares received pursuant to this Replacement Share Grant otherwise as provided in this Replacement Share Grant Notification.

Subject to applicable local laws and regulations, the amounts received by the beneficiaries under this Replacement Share Grant will not be taken into account for the computation of their severance payment, if any.

The Replacement Share Grant is governed by the laws of France.

In the event of breach, in addition to all other remedies which we may have under applicable law, we shall be entitled to specific performance (exécution forcée) and injunctive or equivalent relief in accordance with applicable law, including article 1221 of the draft order of the French Ministry of Justice (if applicable on the relevant date). In addition, you waive the benefit of Article 1142 of the French Civil Code in the event of breach.

This Replacement Share Grant is made in electronic form according to the provisions of article 1325 of the French Civil code.